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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 9)(1)

                         FABRI-CENTERS OF AMERICA, INC.
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                                (Name of Issuer)


                         COMMON STOCK, WITHOUT PAR VALUE
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                         (Title of Class of Securities)

                                   302846 10 0
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                                 (CUSIP number)







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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                    SCHEDULE 13G
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CUSIP No.     302846 10 0                13G/A           Page  2  of  5  Pages
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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        MRS. ALMA ZIMMERMAN
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|

                                                                       (b) |_|

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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
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                          5         SOLE VOTING POWER

                                                                     550,487*
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                          6         SHARED VOTING POWER

                                                                        -0-
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                          7         SOLD DISPOSITIVE POWER

                                                                     550,276*
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                          8         SHARED DISPOSITIVE POWER

                                                                        -0-
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     550,487

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|

        MRS. ZIMMERMAN DISCLAIMS BENEFICIAL OWNERSHIP AS TO 141,593 SHARES HELD BY HER SPOUSE. THESE SHARES ARE NOT INCLUDED IN THE NUMBER OF SHARES REPORTED IN ITEMS 5-9 ABOVE OR REFLECTED IN ITEM 11 BELOW.
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     5.2%
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12      TYPE OF REPORTING PERSON

                     IN
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* INCLUDES 3,136 AND 211 SHARES HELD, RESPECTIVELY, THROUGH THE COMPANY
STOCK AND PAYSOP FUNDS OF THE FABRI-CENTERS OF AMERICA, INC. EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AS OF DECEMBER 31, 1997, WITH REGARD TO WHICH MRS. ZIMMERMAN HAS SOLE VOTING CONTROL. MRS. ZIMMERMAN DOES NOT HAVE DISPOSITIVE CONTROL WITH REGARD TO HER SHARES HELD IN THE PAYSOP FUND.


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                                 SCHEDULE 13G/A
                                   [13-d-1(c)]


Item 1(a).     Name of Issuer:  Fabri-Centers of America, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               5555 Darrow Road
               Hudson, Ohio 44236

Item 2(a).     Name of Person Filing:  Mrs. Alma Zimmerman

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

               5555 Darrow Road
               Hudson, Ohio 44236

Item 2(c).     Citizenship:  U.S.

Item 2(d). Title of Class of Securities: Common Stock, without par value

Item 2(e).     CUSIP Number:  302846 10 0

Item 3.        Rule 13d-1(b) or Rule 13d-2(b) Information:  Not
               Applicable

Item 4.        Ownership (at December 31, 1997)

               (a)     Amount Beneficially Owned: 550,487*

               (b)     Percent of Class: 5.2%

               (c)     Number of Shares as to which such person has:

                      (i)      sole power to vote or to direct the
                               vote:   550,487*

                      (ii)     shared power to vote or to direct the
                               vote:      -0-

                      (iii) sole power to dispose of or to direct the disposition of: 550,276*

                      (iv) shared power to dispose of or to direct the disposition of: -0-

* Includes 3,136 and 211 shares held, respectively, through the company stock and PAYSOP funds of the Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan as of December 31, 1997, with regard to which Mrs. Zimmerman has sole voting control. Mrs. Zimmerman does not have dispositive control with regard to her shares held in the PAYSOP fund.


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Item 5.       Ownership of Five Percent or Less of a Class:  Not
              Applicable.

Item 6.       Ownership of More than Five Percent on Behalf of
              Another Person:  Not Applicable.

Item 7.       Identification and Classification of the Subsidiary
              ........:  Not Applicable.

Item 8.       Identification and Classification of Members of the
              Group:  Not Applicable.

Item 9.       Notice of Dissolution of Group:  Not Applicable.

Item 10.      Certification:  Not Applicable.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ Alma Zimmerman
                                              ---------------------------------
December 31, 1997                              Alma Zimmerman